UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 4)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Breeze-Eastern Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

106764103
(CUSIP Number)

Mr. James T. Vanasek & Mr. Patrick Donnell Noone
c/o VN Capital Fund I, L.P.
1133 Broadway, Suite 1609
New York, N.Y. 10010
(212) 393-1140
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

November 29, 2012
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

SCHEDULE 13D
CUSIP No. 024377103

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
VN Capital Fund I, L.P. 01-0578850

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7)	SOLE VOTING POWER
NUMBER OF		789,661
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		789,661
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
789,661

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 024377103

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
VN Capital Management, LLC 01-0578848

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7)	SOLE VOTING POWER
NUMBER OF		922,112
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		922,112
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
922,112

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 024377103

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Joinville Capital Management, LLC 80-0031856

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7)	SOLE VOTING POWER
NUMBER OF		789,661
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		789,661
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
789,661

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 024377103

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James T. Vanasek

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7)	SOLE VOTING POWER
NUMBER OF		922,112
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		922,112
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
922,112

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7%

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 024377103

1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Patrick Donnell Noone

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7)	SOLE VOTING POWER
NUMBER OF		922,112
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		none
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		922,112
WITH
	10)	SHARED DISPOSITIVE POWER
		none

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
922,112

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7%

14)	TYPE OF REPORTING PERSON
IN

This Amendment No. 4 amends and restates, except as set forth herein, the Schedule 13D filed with the Securities and Exchange Commission on November 24, 2010 (the “Statement”), by and on behalf of VN Capital Fund I, L.P and others with respect to the common stock, par value $0.01 per share, of Breeze-Eastern Corporation (the “Company”).

Item 1.	Security and Issuer.

This Statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of the Company.  The principal executive offices of the Company are located at 35 Melanie Lane, Whippany, NJ  07981.

Item 2.	Identity and Background.

(a) - (c) This Statement is being filed by VN Capital Fund I, L.P., VN Capital Management, LLC, Joinville Capital Management, LLC, James T. Vanasek and Patrick Donnell Noone (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

As of the date of this filing, VN Capital Management, LLC, James T. Vanasek and Patrick Donnell Noone are the beneficial owners of 922,112 shares of Common Stock, representing approximately 9.7% of the shares of Common Stock presently outstanding while the VN Capital Fund I, LP and Joinville Capital Management are the beneficial owners of 789,661 shares of Common Stock, representing approximately 8.3% of the shares of Common Stock presently outstanding

VN Capital Fund I, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of VN Capital Fund I, L.P. is 1133 Broadway, Suite 1609, New York, New York  10010.

The general partners of VN Capital Fund I, L.P. are VN Capital Management, LLC and Joinville Capital Management, LLC.  VN Capital Management, LLC and Joinville Capital Management, LLC are Delaware limited liability companies formed to be the general partners of VN Capital Fund I, L.P.  In addition, pursuant to an investment management agreement VN Capital Management, LLC, acts as the investment manager for PVF-JP, LP a Delaware Limited Partnership (the “PVF Partnership”).  As a result, VN Capital Management, LLC has sole investment decision making authority over the PVF Partnership and thus controls the voting of those shares held by the PVF Partnership.

The address of the principal offices of VN Capital Management, LLC and Joinville Capital Management, LLC are 1133 Broadway, Suite 1609, New York, New York  10010.  James T. Vanasek and Patrick Donnell Noone are the Managing Members of VN Capital Management, LLC and Joinville Capital Management, LLC.  The business address of Mr. Vanasek and Mr. Noone is c/o VN Capital Fund I, L.P., 1133 Broadway, Suite 1609, New York, New York 10010.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

(d) - (e) During the last five years, neither the Reporting Entities nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each natural person identified in Item 2 is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Statement is hereby supplemented as follows:

Since the filing of the Statement, the VN Capital Fund I, L.P. had acquired an aggregate of 1,125 shares of Common Stock in open market transactions for an aggregate (including broker's fees and commissions) of approximately $9,068 or $8.06/share .  In addition, VN Capital Management, LLC acting as investment manager for the PVF Partnership, acquired 99,585 shares of Common Stock in open market transactions for an aggregate (including broker's fees and commissions) of approximately $803,364 or $8.07/share.  Thus, a total of 100,710 shares of Common Stock were acquired in open market transactions for an aggregate (including broker's fees and commissions) of approximately $812,432 or $8.07/share

All purchases of Common Stock referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  In certain instances, the Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.	Purpose of Transaction.

Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, is significantly undervalued. The Reporting Entities may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Company at times and in such manner, as they deem advisable to benefit from changes in the Company’s operations, business strategy, or from a sale of the Company.  To evaluate those alternatives, the Reporting Entities will routinely monitor the Company’s operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions and may seek to meet with the Company's management, Board of Directors, other current or prospective shareholders, strategic partners or competitors to discuss various measures to maximize stockholder value.

As the third largest shareholder in the Company, the Reporting Entities are concerned that the competing desires of Tinicum Capital Partners II, LP (“Tinicum”) and Wynnefield Partners Small Cap Value, LP (“Wynnefield”) have paralyzed the Company’s strategic direction over the past few years and the events leading up to the reported standstill agreement with Tinicum and Wynnefield in 2011 cost the Company thousands of dollars in legal fees.

To the extent that the recent appointments of Mr. Robert Kelly as Chairman and Mr. Nelson Obus as a new Board Member unclog the gridlock, the Reporting Entities are supportive, but we believe that further changes may be required that better reflect its shareholder base.  Right now the only Board Member not affiliated with Tinicum or Wynnefield is current President/CEO Brad Petersen even though the non-Tinicum/non-Wynnefield shareholders constitute approximately 54% of the outstanding shares.  Furthermore, the Company has solved its past challenges and need some new strategies going forward.

First and foremost, the Reporting Entities strongly believe that a more responsive Board would immediately start returning capital to its shareholders.  Now essentially debt free and expected to generate $8-10 million of cash flow in fiscal 2013, the Company easily has the financial wherewithal to pay up to $15 million to its owners.  There are a variety of ways the Company can accomplish this but ideally the Reported Entities prefer that it be done via a reverse split/odd lot tender offer or a reverse Dutch auction.  The advantages are:

1.	This would give selling shareholders an immediate premium to the Company’s current stock price;
2.	It would boost the stock price for on-going shareholders;
3.
Odd lot tender offer offers great benefits to the Company’s small shareholder by giving them liquidity.  According to the Company’s Shareholder List dated August 17, 2011, over half of the Company’s 1,329 shareholders own less than ten shares, and 32% own less than three shares.  These tiny holders (many of whom have owned shares for years) are stuck with their positions given that trading commissions would make selling their shares on the open market prohibitive;

4.
A 1 for 100 reverse split ratio would allow the Company to go dark and suspend its Sarbanes/Oxley compliance and public financial reporting obligations, thereby saving over $200,000 per year, further increasing the accretive nature of the transaction.  Given the large number of small holders, this can be accomplished by purchasing less than 30,000 shares in total; and

5.
A reverse Dutch auction greatly benefits larger shareholders by offering them liquidity without having the selling activity further depress the Company’s share price given that fewer than 10,000 shares of the Company’s stock trade per day.

The Reporting Entities have articulated this view to both management and the Board in the past and will continue engaging with them to see that such a share repurchase is implemented as soon as possible.  The Reporting Entities also have expressed to both management and the Board our dissatisfaction with the lack of action on this front so far.

Each of the Reporting Entities considers its equity position to be for investment purposes. The Reporting Entities may consider seeking to obtain representation on the Company's Board of Directors in the future or have significant involvement in the Company’s future direction.

Each of the Reporting Entities may acquire additional shares of the Company or sell or otherwise dispose of any or all of the shares of the Company beneficially owned by it.  Each Reporting Entity may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

Except as set forth in this Item 4, none of the Reporting Entities has any present plans or proposals that relate to or would result in any of the actions specified in the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date hereof, the Reporting Entities beneficially own an aggregate of 922,112 shares of Common Stock, representing approximately 9.7% of the shares of Common Stock presently outstanding based upon the 9,516,193 shares of Common Stock reported by the Company to be issued and outstanding as of October 25, 2012 in its Form 10-Q filed with the SEC on November 1, 2012 (the “Issued and Outstanding Shares”).

As the general partner of VN Capital Fund I, L.P., VN Capital Management, LLC and Joinville Capital Management, LLC may be deemed to beneficially own the 789,661 shares of Common Stock owned by VN Capital Fund I, L.P.  In addition, as a result of an investment management agreement with the PVF partnership, VN Capital Management, LLC may be deemed to beneficially own an additional 132,451 shares held in the PVF Partnership.  As the Managing Members of VN Capital Management, LLC, and Joinville Capital Management, LLC, Mr. Vanasek and Mr. Noone may be deemed to beneficially own the 922,112 shares of Common Stock owned by VN Capital Management, LLC, constituting approximately 9.7% of the Issued and Outstanding Shares.

(b)          Each of the Reporting Entities is deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by virtue of their respective positions as described in paragraph (a).  Each of the Reporting Entities are deemed to have sole voting and dispositive power with respect to the shares each beneficially owns, regardless of the fact that multiple Reporting Entities within the same chain of ownership are deemed to have sole voting and dispositive power with respect to such shares.  Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on its relationship to the other Reporting Entities within the same chain of ownership.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

(c)           Except as set forth in Item 3 of this Statement and on Schedule A hereto, no person identified in Item 2 hereof has effected any transaction in shares of Common Stock during the 60 days preceding the  filing of this Statement, or thereafter and prior to the date hereof.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.
SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 4, 2012

VN Capital Fund I, L.P.
By:	VN Capital Management, LLC, its general partner

By:	/s/ James T. Vanasek
Name:	James T. Vanasek
Title:	Managing Member

VN Capital Management, LLC

By:	/s/ James T. Vanasek
Name:	James T. Vanasek
Title:	Managing Member

Joinville Capital Management, LLC

By:	/s/ James T. Vanasek
Name:	James T. Vanasek
Title:	Managing Member

/s/ James T. Vanasek
James T. Vanasek

/s/ Patrick Donnell Noone
Patrick Donnell Noone